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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
        TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                    FOR THE QUARTER ENDED SEPTEMBER 30, 2000

                          COMMISSION FILE NUMBER 0-29103

                         ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 NOT APPLICABLE
                (Translation of registrant's name into English)

                             REPUBLIC OF SINGAPORE
                (Jurisdiction of incorporation or organization)

                               5 YISHUN STREET 23
                                SINGAPORE 768442
                                 (65) 755-5885
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F   X   Form 40-F
                                   -------         -------

  Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes         No    X
                                  -------     -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not Applicable

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            ST ASSEMBLY TEST SERVICES LTD


                                            BY:        /s/ TAN BOCK SENG
                                                --------------------------------
                                            Name:  Tan Bock Seng
                                            Title: Chairman and Chief Executive
                                                   Officer
                                            Date: November 13, 2000

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                                  EXHIBIT INDEX

Exhibit                  Description of Exhibit
-------                  ----------------------
1.           Report for Three Months Ended September 30, 2000


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